KOCHAV DEFENSE ACQUISITON CORP.

575 Fifth Avenue, 14th Floor

New York, NY 10022

May 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Doris Stacey Gama and Laura Crotty

Re:	Kochav Defense Acquisition Corp.

Registration Statement on Form S-1

Filed April 25, 2025, as amended

File No. 333-286759

Ladies and Gentlemen:

On May 20, 2025 Kochav Defense Acquisition Corp. requested acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 so that it would become effective on May 22, 2025, at 4:30 p.m. ET, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Menachem Shalom
Menachem Shalom
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP